

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re:** **NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your response letter dated February 7, 2011 and have the following comment. As noted in our comment letter dated March 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Risk Factors, page 9

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, page 16

1. We note your response to prior comment one and your reference to the risk factor and Item 9A disclosures provided in your Form 10-K for the fiscal year ended September 30, 2010. We did not note however where you had expanded your risk factor disclosure to specifically address the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and

supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of U.S. GAAP and do not have professional experience with U.S. GAAP and SEC rules and regulations. Please expand your risk factor disclosure in your amended filing for fiscal year ended September 30, 2009.

You may contact Donna Di Silvio at (202) 551-3202 if you have any questions. In her absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Daniel H. Luciano, Esq.